Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION ANNOUNCES 2015 CAPITAL EXPENDITURE PLAN AND ASSET DIVESTITURE

Calgary, Alberta, Canada – December 8, 2014
(Canadian dollars, unless otherwise indicated)

Precision Drilling Corporation (“Precision” or the “Corporation”) announced today that planned capital expenditures for 2015 are $493 million.

2015 Capital Plan and Update on 2014 Capital Plan

The 2015 capital expenditure plan includes $361 million for expansion capital, $112 million for sustaining and infrastructure expenditures and $20 million to upgrade existing rigs.  We expect that the $493 million will be split $474 million in the Contract Drilling Services segment and $19 million in the Completion and Production Services segment.

Precision’s expansion capital plan includes the completion and deployment of 16 previously announced new build drilling rigs and no additional rig deliveries.  The previously announced new build drilling rigs include: fifteen Super Triple rigs for deployment in the U.S. in the first half of 2015 and one Super Triple rig expected to be deployed in Kuwait late in the second quarter.

The 2015 capital plan includes the completion of the rig upgrades previously contracted in 2014.

Precision’s sustaining and infrastructure capital plan is based upon currently anticipated activity levels for 2015 and scheduled infrastructure projects including completing construction of the training rig at our Nisku, Alberta facility.

We anticipate 2014 capital expenditures to be approximately $885 million, down $23 million from our previous guidance.  Carry forward capital expenditures of $350 million have been included in the 2015 capital expenditure guidance of $493 million.

Precision currently has 217 Tier 1 drilling rigs and will have 238 Tier 1 drilling rigs upon delivery of all announced new builds, up from 93 Tier 1 rigs in 2009.  To date in 2014, we have completed and delivered 13 new build drilling rigs of the 18 planned deliveries for 2014.

Asset Divestiture: U.S. Coil Tubing Operations

Precision announced today that it divested its U.S. coil tubing assets for total cash consideration of C$44 million.  The transaction closed on Friday, November 28, 2014.  Precision will focus on delivering High Performance, High Value services through our remaining Completion & Production Services business lines in Canada and the U.S.

Quote from Precision’s CEO

“Our 2015 capital plan reflects our commitment to support Precision’s High Performance, High Value service offering.  By the middle of 2015, we expect to have a fleet of 238 Tier 1 Super Series drilling rigs operating in Canada, the U.S. and internationally.  Our Tier 1 fleet helps deliver maximum efficiency, which is desired by our customers in any commodity price environment.”

“While the current market is adjusting to recent rapid oil price declines, we remain intensely focused on cost management with a variable cost business model and balance sheet designed to address changing market conditions.  Our contracted rig deliveries in 2014 and 2015 and strong contract position of existing Tier 1 assets provide us increased visibility for activity through 2015.  Following the delivery of the 16 rigs, I expect our rig building activity will be idled until we see an improved commodity price environment and rising customer new build demand.  We remain focused on generating strong cash flow from our existing asset base, prudently selecting the most attractive capital projects and returning value to shareholders in the form of share price appreciation and dividends.”

Quote from Precision’s CFO

“Precision’s capital structure is efficient, low cost and flexible.  As a result of continued strong operational performance and recent divestitures our liquidity position is strong with a sizable cash balance and an undrawn revolving credit facility.  We have no debt maturities until 2019 and our average interest rate on existing debt is 6.2%.  While we continue to maintain financial flexibility to manage the cyclicality of the business, we will evaluate all potential uses of excess cash to ensure capital structure efficiency.”

Cautionary Statement Regarding Forward-Looking Information and Statements

In particular, forward looking information and statements include, but are not limited to, the following:

•	our expected total capital expenditures for 2014 and our planned capital expenditures for 2015, including the expected allocations of capital under our 2015 plan;
•	the number of Tier 1 Super Series rigs operating by the middle of 2015;
•	the timing on delivery and number of new rigs to be deployed to customers in 2015; and
•	the outlook on rig building activity once our current rig build program is complete.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. These include, among other things:

•	currently anticipated activity levels and customer spending in 2015;
•	the continued market demand for Tier 1 rigs;
•	the continued efficiency and high performance of our operations;
•	the general stability of the economic and political environment in the jurisdictions where we operate;

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

•	volatility in the price and demand for oil and natural gas;
•	fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services and its impact on customer spending;
•	the risks associated with our investments in capital assets and changing technology;
•	shortages, delays and interruptions in the delivery of equipment, supplies and other key inputs;
•	the effects of seasonal and weather conditions on operations and facilities;
•	the availability of qualified personnel and management;
•	the existence of competitive operating risks inherent in our businesses;
•	changes in environmental and safety rules or regulations including increased regulatory burden on horizontal drilling and hydraulic fracturing;
•	terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
•	fluctuations in foreign exchange, interest rates and tax rates; and
•	other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2013, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking statements contained in this news release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a results of new information, future events or otherwise, unless so required by applicable securities laws.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, coil tubing services, camps, rental equipment, and water treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations

403.716.4575
403.716.4755 (FAX)

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada  T2P 1G1
Website:  www.precisiondrilling.com